Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

Salary.com, Inc.,

ITG Competency Group, LLC

and

Douglas W. Crisman

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of July 31, 2007 (“Effective Date”) by and among Salary.com, Inc. a Delaware corporation (“Buyer”), ITG Competency Group, LLC, a New Jersey limited liability company (“Seller”), and Douglas W. Crisman (“Principal”). Buyer, Seller and Principal are referred to collectively herein as the “Parties” and each a “Party”.

WITNESSETH:

WHEREAS, Seller is a competency management consulting firm that is engaged in the business of developing both enterprise-wide and industry specific competencies and competency models (and related tools, products and services) and providing and licensing same to its clients (the “Seller’s Business”); and

WHEREAS, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase and acquire from the Seller, the assets of the Seller specified herein on and subject to the terms set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties, intending to become legally bound, agree as follows.

ARTICLE I

DEFINITIONS

For the purposes of this Agreement, the following words and phrases, when used herein, shall have the meanings specified or referred to below:

“Acquired Assets” has the meaning provided in Section 2.3.

“Acquired Business” means the products and services offered by and the business operations and relationships of Seller, as of the Effective Date, including, without limitation, all of the intellectual property, technology, know how, products and services, customer contracts and agreements, customer relationships, third party intellectual property licenses and referral arrangements, and tangible and intangible property involved in or related to the operation of Seller’s Business.

“Affiliate” shall have the meaning ascribed to such term in Rule 405 under the Securities Act of 1933.

“Assumed Liabilities” has the meaning provided in Section 2.4.

“Average Price” means the average of the closing bid prices of Buyer Common Stock as reported on The Nasdaq Global Market (or such other exchange on which Buyer Common Stock is then listed or quoted) over the last ten trading days prior to the date any Buyer Common Stock is issued in connection with this Agreement.

“Buyer Common Stock” means the common stock of Buyer, par value $.0001 per share.

“Closing” and “Closing Date” have the meanings set forth in Section 2.5 below.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Competency Models” means the entirety of Seller’s competencies and competency models and all derivatives or components thereof, including all job profiles, learning references and related tools, products and services developed and/or provided by Seller.

“Contracts” means each of the Seller’s (or any predecessor’s) agreements, contracts, leases, licenses, open purchase orders, and other arrangements, oral and written, related to the Acquired Business, including all of the licenses and sublicenses granted and obtained with respect thereto.

“Domain Names” means all domain names registered to the Seller, or that Seller otherwise has the rights to operate in the course of its business operations.

“Encumbrances” means any mortgage, pledge, lien, charge, attachment, easement, covenant, restriction or other encumbrance of any nature.

“Intellectual Property” means (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), and all improvements thereto, including all patents, patent applications, and patent disclosures, together with reissues, continuations, continuation-in-parts, divisions, provisional applications, reexaminations, foreign related applications and foreign patents thereof, and all rights to use third party patents and patent applications, (ii) all trademarks, service marks, trade dress, logos, domain names and trade names, including combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all trade secrets and confidential business information (including ideas, research and development, know-how, methodologies, project deliverables, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software (including data and related documentation), (vii) all other proprietary rights; and (ix) all copies and tangible embodiments thereof (in whatever form or medium).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Related Agreement” means any agreement, certificate or instrument executed and delivered by a Party at the Closing or otherwise in connection with the consummation of the transaction contemplated by this Agreement.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

ARTICLE II

PURCHASE AND SALE

2.1. Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, at the Closing, Buyer agrees to purchase from the Seller, and the Seller agrees to sell, transfer, convey, and deliver to Buyer, the entirety of its rights, title and interest in and to the Acquired Assets (as defined herein), free and clear of all Encumbrances, for the following consideration:

(a) On the Effective Date, Buyer shall pay to Seller a deposit of Two Hundred and Fifty Thousand Dollars ($250,000) (the “Deposit”).

(b) On the Closing Date, Buyer shall pay to Seller in cash by wire transfer or other available funds the sum of (i) One Million Dollars ($1,000,000) and (ii) the value of Seller’s accounts receivable as of the close of business on the day immediately preceding the Closing Date (the “Seller’s Accounts Receivable”), which accounts receivable are listed on Schedule 2.1(b) minus (iii) the value of pre-paid and undelivered consulting days of the Seller under the Contracts listed and described on Schedule 2.4(c), which the Parties have agreed to value at a rate of $900.00 per day (the “Closing Cash Consideration”).

(c) On the Closing Date, Buyer shall issue to Seller such number of shares of Buyer Common Stock as will have a value of Five Hundred Thousand Dollars ($500,000) calculated using the Average Price as of the Closing Date ( the “Closing Shares”).

(d) On April 1, 2008, Buyer shall pay to Seller Two Hundred and Fifty Thousand Dollars ($250,000) in cash by wire transfer or other available funds (the “Additional Cash Consideration”). If the Additional Cash Consideration is not paid within five (5) business days after April 1, 2008, then except for any amounts properly set off or applied towards claims made in connection with and pursuant to the terms of this Agreement, such unpaid amounts properly due and owing in connection with the Additional Cash Consideration shall accrue interest at the rate of one and a half percent (1.5%) per month.

(e) Contingent consideration having a maximum value of One Million Dollars ($1,000,000) shall be paid to Seller in two separate installments (of which fifty percent (50%) of each installment shall be paid in cash (by wire transfer or other available funds) and fifty percent (50%) of each installment shall be paid in Buyer Common Stock calculated using the Average Price) upon the occurrence of the following events and at the times and in the amounts specified below:

(i) First Contingent Consideration Payment. Within thirty days of the first anniversary of the final day of the calendar month during which the Closing Date occurs (“Contingent Year One”), Buyer shall pay Seller contingent consideration equal to the lesser of (the “First Contingent Consideration Payment”):

(A)	One Million Dollars ($1,000,000); and

(B)	Fifty percent (50%) of the positive difference between:

(1)	Amount of total Applicable Invoicing (as such term is hereinafter defined) for the period from the Closing Date through the end of the twelfth full calendar month following the Closing Date; and

(2)	Three Hundred Thousand Dollars ($300,000).

Should the difference between 1 and 2 above result in a negative value, no payment of contingent consideration shall be due.

(ii) Second Contingent Consideration Payment. Within thirty days of the second anniversary of the final day of the calendar month during which the Closing Date occurs (“Contingent Year Two”), Buyer shall pay to Seller contingent consideration equal to the least of the following:

(A)	Five Hundred Thousand Dollars ($500,000);

(B)	The difference between One Million Dollars ($1,000,000) and the amount the First Contingent Consideration Payment; and

(C)	Fifty percent (50%) of the positive difference between:

(1)	Amount of total Applicable Invoicing for the period from the beginning of the thirteenth month through the end of the twenty-fourth full calendar month following the Closing Date; and

(2)	Three Hundred Thousand Dollars ($300,000).

Should the difference between 1 and 2 above result in a negative value, no payment of contingent consideration shall be due.

(iii) “Applicable Invoicing” shall mean (x) all invoicing for subscription, licenses (and related service and maintenance fees), and one-time sales, if any, of the Competency Models, any additions, improvements or enhancements thereto and new versions thereof (including, but not limited to, any new products contemplated by Section 7.8(c)), and related consulting services (collectively, “Seller Products”) generated through opportunities derived from any member of Buyer’s sales staff who has been specifically dedicated to sales or licenses of Seller Products (the “Dedicated Staff”) (which Dedicated Staff shall include at least one member reasonably acceptable to Principal and any members of Seller’s pre-existing sales staff employed by the Buyer following the Closing Date), Seller’s website-generated leads, and sales or licenses of the Seller Products by third parties pursuant to pre-existing contractual relationships with Seller or pursuant to contractual relationships to which Buyer becomes a party following the closing due to the efforts of the Dedicated Staff, plus (y) fifty percent (50%) of the invoicing for Seller Products generated by Buyer’s sales staff (other than members of the Dedicated Staff) or generated through sales or licenses of Seller Products by third parties pursuant to contractual relationships to which Buyer is or becomes a party other than due to the efforts of the Dedicated Staff. In instances where sales or licenses of Seller Products by Buyer are structured such that the price associated with the applicable Seller Products is itemized or separately stated, such itemized amount shall be the amount used to calculate the value of the Applicable Invoicing associated with such sales or licenses. In instances where sales or licenses of Seller Products made by Buyer are structured such that the price associated with the applicable Seller Products is bundled into the total purchase price or license fee (and not itemized or separately stated), the amount used to calculate the value of the Applicable Invoicing associated with such sales or licenses shall equal ten percent (10%) of the total purchase price or license fee. The Buyer may deduct from Applicable Invoicing any amounts that are deducted by Buyer’s finance department in a manner consistent with Buyer’s standard process then in place as to write-offs of accounts receivable due to reasons such as the collectibility of such invoiced amounts no longer being reasonably assured or a customer’s termination of the underlying agreement.

(f) In the event the aggregate Applicable Invoicing during Contingent Year One and Contingent Year Two equals Two Million Six Hundred Thousand Dollars ($2,600,000), then from such date until the end of Contingent Year Two (the “Earnout Period”), Buyer shall pay Seller additional consideration equal to twenty percent (20%) of the Applicable Invoicing generated pursuant to clause (x) of Section 2.1(e)(iii) in excess of $2,600,000 (the “Earnout Consideration”). The Earnout Consideration shall be payable in a series of quarterly installments of which fifty percent (50%) of each installment shall be paid in cash (by wire transfer or other available funds) and fifty percent (50%) of each installment shall be paid in Buyer Common Stock. The first quarterly period shall end on the last day of the third full calendar month following the end of the month in which the Earnout Period begins. Each succeeding quarterly period shall be three full months except for the final quarterly period which shall end on the last day of the Earnout Period. The amount of Earnout Consideration to be paid to Seller shall be calculated at the end of the month after the end of the preceding quarterly period. Within ten (10) business days after the calculation of each payment of Earnout Consideration, the Buyer’s Board of Directors shall approve the corresponding stock issuance, and the applicable number of shares of Buyer Common Stock shall be issued to Seller based upon the closing price of Buyer Common Stock as reported on The Nasdaq Global Market (or such other exchange on which Buyer Common Stock is then listed or quoted) as of the close of business on the date such issuance was approved by the Board of Directors.

The following example demonstrates how payment of the Earnout Consideration would be paid:

•	If the Earnout Period begins on September 1, 2007, the first quarterly calculation of the Earnout Consideration would cover the period from September 1, 2007 to November 30, 2007.

•	The first quarterly Earnout Consideration would be calculated at the end of December 2007.

•	The first quarterly Earnout Consideration would be approved and paid within the first ten (10) business days of January 2008.

•

Thereafter, there shall be seven consecutive additional quarterly calculations of Earnout Consideration, with corresponding payments made within ten (10) days of the end of the month immediately following the completion of each quarter.

•	This process would continue until all Earnout Consideration earned through the end of the Earnout Period (August 31, 2009) have been paid.

(g) During Contingent Year One and Contingent Year Two, the Buyer shall deliver to the Principal, on a quarterly basis, a written report signed by the Buyer’s Chief Financial Officer detailing the computation of the contingent consideration and Earnout Consideration payable under Sections 2.1(e) and 2.1(f) which reports shall include a description and volume of the particular Seller Products sold or licensed; the dates of such sales or licenses; the customers or end users purchasing or licensing the Seller Products; and the related revenues. Buyer shall provide to Seller any additional information regarding the Buyer’s computation that may be reasonably requested by the Seller for purposes of analyzing Buyer’s report. The contents of any such report or additional information shall be considered confidential information subject to the restrictions of Section 7.3. Buyer’s computation of such contingent consideration or the Earnout Consideration, as the case may be, shall be considered conclusive and binding upon the Seller unless, within thirty (30) days of Principal’s receipt of such report, Seller notifies Buyer that it disagrees with Buyer’s computation and delivers a schedule setting forth the Seller’s computation of the contingent consideration or Earnout Consideration in issue. Should the Parties disagree or dispute the timing, calculation or payment of consideration due to Seller or Principal pursuant to Sections 2.1(d), (e) or (f), the Parties shall resolve the matter pursuant to the dispute resolution process specified in Section 9.14(a).

2.2. Lock-Up of Closing Shares. Seller agrees that Seller shall not, at any time prior to the one year anniversary of the Closing Date, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the Closing Shares or shares received in payment of the Additional Contingent

Consideration, and/ or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Closing Shares or shares received in payment of the Additional Contingent Consideration.

2.3. Acquired Assets. On the Closing Date, the Seller agrees to transfer all of its rights, title, and interest in and to all of the tangible and intangible assets of the Seller’s specified herein, and Buyer agrees to acquire such assets (collectively the “Acquired Assets”), which shall consist of the following:

(a) the Intellectual Property used or useful in the Acquired Business, and all goodwill associated therewith, and rights to protection of interests therein under the laws of all jurisdictions, including, without limitation, the software, product names, Domain Names and other Intellectual Property listed on Schedule 2.3(a);

(b) the Contracts listed on Schedule 2.3(b) and all of the rights thereunder; for purposes of clarity, it is acknowledged and agreed that notwithstanding the Seller’s transfer to the Buyer of various Contracts requiring the provision of maintenance and support services which are reflected as “Current Liabilities” on Lines 2310 and 2320 of the Seller’s general ledger included in the Financial Statements, the Seller is retaining all rights to the cash previously received by the Seller in connection with such maintenance and support services;

(c) claims, deposits, prepayments solely as they may relate to the undelivered consulting days of the Seller referenced in Section 2.4(c), refunds, causes of action, chooses in action, rights of recovery, rights of set off, and rights of recoupment relating to the Acquired Assets, including without limitation those listed on Schedule 2.3(c);

(d) the Seller’s Accounts Receivable listed on Schedule 2.1(b), provided that if any accounts receivable outstanding on the Closing Date shall not have been collected by Buyer within ninety (90) days thereafter despite Buyer’s commercially reasonable efforts, then Buyer may, at any time prior to the date one hundred twenty (120) days following the Closing, assign such accounts receivable back to Seller whereupon Seller shall promptly refund to Buyer the full dollar value thereof. If after such assignment Buyer shall receive any funds in respect of any such reassigned accounts receivable, Buyer shall promptly remit such amounts to Seller;

(e) to the extent assignable, franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies relating to the Acquired Business;

(f) sales records and documentation, correspondence, lists (including but not limited to customer lists), product specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials relating to the Acquired Business; and

(g) tangible personal property related to the Acquired Business as listed on Schedule 2.3(g).

2.4. Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, at the Closing Buyer agrees to assume and become responsible for the following Liabilities (“Assumed Liabilities”), but will not otherwise assume or have any responsibilities with respect to obligations or liabilities of the Seller:

(a) the Liabilities of the Seller as set forth on Schedule 2.4(a);

(b) all obligations of the Seller under the Contracts listed on Schedule 2.3(b) arising following the Closing Date; for purposes of clarity, it is acknowledged and agreed that notwithstanding the Buyer’s assumption of the Seller’s obligations to provide maintenance and support services under various of the Contracts which are reflected as “Current Liabilities” on Lines 2310 and 2320 of the Seller’s general ledger included in the Financial Statements, the Seller is retaining all rights to the cash previously received by the Seller in connection with such maintenance and support services; and

(c) all pre-paid and undelivered consulting days of the Seller under the Contracts as of the Closing Date listed and described on Schedule 2.4(c), which the Parties have agreed to value at a rate of $900.00 per day.

Except for the Assumed Liabilities, Buyer shall not assume and shall not be responsible for any Liability of the Seller or Principal, including but not limited to: (i) any Liability of the Seller or Principal for Taxes; (ii) any obligations of the Seller arising prior to or as of the Closing Date except as the same may be reflected on Schedule 2.4; (iii) any obligations of the Seller or Principal arising under that certain Asset Purchase Agreement dated July 21, 2006 between Seller, Clifford B. Hallberg and ITG Competency Group, Inc., and any agreements or instruments contemplated thereby: (iv) any obligation of the Seller to indemnify any person or entity by reason of the fact that such person or entity was a director, officer, employee, or agent of the Seller or was serving at the request of the Seller as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise); and (v) any Liability of the Seller for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

2.5. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as of 12:00 AM eastern time on a date to be mutually agreed by Buyer and Principal (the “Closing Date”) by electronic transmission of the various documents and wiring of good collectible funds with a simultaneous delivery of the foregoing at Closing. If the Parties are unable for any reason to conduct a closing electronically, a physical closing will occur at Buyer’s offices in Waltham, Massachusetts on the Closing Date. Notwithstanding the foregoing, Buyer may extend the Closing Date upon written notice to Principal at least ten (10) days prior to the scheduled closing date, provided that in no event may Buyer extend the Closing Date beyond August 18, 2007.

2.6. Delivery of Records and Contracts.

(a) At the time of the Closing, subject to subsection (b) below, the Seller shall deliver or cause to be delivered to Buyer all of the Contracts, licenses, agreements and rights which are included in the Acquired Assets, with such assignments thereof and consents to assignments as are necessary to assure Buyer of the full benefit of same.

(b) If an attempted sale, conveyance, assignment, transfer or delivery of any Contracts, licenses, agreements or any other assets, rights or benefits to be sold, conveyed, assigned, transferred and delivered to Buyer which are included in the Acquired Assets (collectively, the “Rights”) would be ineffective without the consent of any other person or entity, and such consent has not been obtained on or before the Closing Date, this Agreement shall not constitute an assignment or an attempted assignment of such Right if such assignment or attempted assignment would constitute a breach thereof or be unlawful. In such case, the Seller shall use its best efforts to obtain, as promptly as practicable, the consent of each such person or entity in all cases in which such consent is required, and the Seller and Buyer will cooperate in any reasonable arrangement designed to enable the Seller to perform its obligations hereunder, and to provide for the assumption by Buyer of the benefits, risks and burdens of any such Contract, license, agreement or other asset.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND PRINCIPAL

Seller and the Principal, jointly and severally, represent and warrant to Buyer as follows:

3.1. Organization of the Seller. Seller is a limited liability company, and it is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and has full power and authority, as the case may be, to conduct its business as now conducted and as currently proposed to be conducted and to own, use, license and lease its assets and properties. The Seller is in good standing in each jurisdiction in which it is required to be qualified to do business except where the failure to so qualify would not have a material adverse effect on the Acquired Business. Each jurisdiction in which the Seller is qualified to do business is listed on Schedule 3.1.

3.2. Ownership of Membership Interests. The Principal owns all of the outstanding membership interests of Seller, free and clear of all liens, encumbrances, security interests, pledges, conditional or installment sale agreements, mortgages, charges and/or any other claim of third parties of any kind. All such membership interests have been, and will be at the Closing, duly authorized, validly issued and outstanding, fully paid and non-assessable. Neither the Seller nor the Principal has granted, issued or agreed to grant or issue and/or will grant, issue or agree to grant or issue any other equity interest in Seller and there are no, nor will there be at the Closing, outstanding options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to, any equity interest in Seller. No membership interest in Seller are, or will be at the Closing, subject to any right of first refusal, preemptive, subscription or other similar right under any provision of applicable law or any agreement.

3.3. Authorization of Transaction. The Seller has full right, power, authority and capacity to execute and deliver this Agreement and the Related Agreements to which it is or may become a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Agreements have been duly authorized by all necessary corporate or company actions or proceedings on the part of the Seller, and no further acts or proceedings on the part of the Seller are necessary under (i) Seller’s Certificate of Organization, Operating Agreement or other similar agreements (“Seller Organizational Documents”), or by law or otherwise to authorize the execution and delivery by the Seller to this Agreement and the Related Agreements, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby. This Agreement and the Related Agreements to which the Seller is or may become a party constitute (or will constitute when executed or delivered) the valid and legally binding obligations of the Seller, enforceable in accordance with their respective terms.

3.4. Noncontravention. Neither the execution and the delivery of this Agreement and the Related Agreements, nor the consummation of the transactions contemplated hereby and thereby (including the assignments and assumptions referred to in Article II above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or any provision of the Seller Organizational Documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which the Seller is bound or to which any of the Seller’s assets is subject, except as described in Schedule 3.4 and except as to any such violation, conflict, breach, default, etc. which would not, either individually or in the aggregate, be reasonably expected to have a material adverse effect on the Acquired Business or the Acquired Assets. Each Contract listed on Schedule 3.4 requires the consent of the other party thereto prior to assignment. Other than the foregoing consents, the Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, in order for the Parties to consummate the transactions contemplated by this Agreement.

3.5. Brokers’ Fees. Except as set forth on Schedule 3.5, Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.6. Title to Assets. The Seller has good and marketable title to, or a valid leasehold interest in, the properties and assets used by the Seller, located on the Seller’s premises, or shown on the Financial Statements, related to the Acquired Business, free and clear of all Encumbrances, except for (i) those indicated in Schedule 3.6, and (ii) those for taxes and other charges of state, federal and local governments and agencies that are not due or payable or that may hereafter be paid without penalty. The Acquired Assets include all of the properties and other assets necessary for the Seller to conduct its business as presently conducted. There are no outstanding agreements, options or commitments of any nature obligating the Seller to transfer any of the Acquired Assets or rights or interests therein to any party other than Buyer (as contemplated or provided herein).

3.7. Financial Statements. Attached hereto as Exhibit A are the following financial statements of Seller (collectively the “Financial Statements”): the balance sheet and statement of income as of and for the twelve (12) months ended June 30, 2007. The Financial Statements are true and correct in all material respects, have been prepared on a consistent basis throughout the periods covered thereby and present fairly the financial condition of Seller as of such date.

3.8. Undisclosed Liabilities. The Seller does not have any Liability, and to the Seller’s knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Seller giving rise to any Liability, except for Liabilities set forth on the face of the Financial Statements or listed on Schedule 3.8.

3.9. Legal Compliance. The Seller has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof). The Seller has not received a notice from any such governmental authority of any such violation or alleged violation, and the Seller has not received a notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice which has been filed or commenced against the Seller alleging any failure so to comply, and, to the Seller’s knowledge, there is no basis therefor.

3.10. Tax Matters. The Seller has filed in accordance with applicable law all Tax returns that it was required to file or received appropriate extensions for any such returns. All Tax returns which have been filed were correct and complete in all respects, and all Taxes owed by the Seller (whether or not shown on any Tax return but excluding any accrued but not yet payable taxes) have been or will be paid. The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, membership interest holder, or other third party.

3.11. Real Property. Seller owns no real property. Schedule 3.11 lists and describes all real property leased or subleased to Seller and used in the Acquired Business. Each lease or sublease is legal, valid, binding, enforceable, and in full force and effect; Seller has not received notice of any pending or likely reassessment; no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder; and all facilities and improvements leased or subleased thereunder, including the structural elements and mechanical systems of such facilities and related parking and loading areas, are in good operating condition and repair.

3.12. Intellectual Property.

(a) Except for any “off the shelf” software, all of the material Intellectual Property necessary for the operation of the Acquired Business as currently conducted or as proposed to be conducted is listed on Schedule 2.3(a). Seller owns exclusively or has the right to use pursuant to license, sublicense, agreement, or permission all such Intellectual Property. Each item of Intellectual Property owned or used by the Seller immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder.

(b) To Seller’s knowledge the Intellectual Property listed on Schedule 2.3(a) is free and clear of any Encumbrance or other restriction; and such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. Seller has not received any notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand with respect to the Intellectual Property, and, to the Seller’s knowledge, there is no basis therefor.

(c) Except for any “off the shelf” software, Schedule 3.12(c) identifies each material item of Intellectual Property that the Seller uses in connection with the Acquired Business pursuant to license, sublicense, agreement, or permission from a third party (the “Intellectual Property Licenses”). The Seller is in material compliance with the terms of such Intellectual Property Licenses and has paid all license fees and the like payable with respect to such Intellectual Property Licenses. There are no future royalty or other payments required with respect to such Intellectual Property Licenses, except as set forth on Schedule 3.12(c). The Intellectual Property Licenses are transferable to Buyer and Buyer shall have full use and enjoyment of such Intellectual Property Licenses on identical terms immediately following Closing.

(d) To the extent that any Intellectual Property used in connection with the Acquired Business has been developed or created by any person or entity other than Seller, a written agreement has been obtained by the Seller with such person or entity with respect thereto, and as a result of such agreement(s) the Seller has (i) obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) has obtained a license under or to such Intellectual Property.

(e) It has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of any person or entity. The operation of the Acquired Business as currently conducted or as proposed to be conducted, including but not limited to the development, marketing and license of Seller’s Competency Models, does not (i) infringe or misappropriate the Intellectual Property of any person or entity, (ii) violate any material term or provision of any Contract concerning such Intellectual Property to which the Seller is a party or by which the Seller is bound, (iii) violate the rights of any person or entity (including rights to privacy or publicity), or (iv) constitute unfair competition or an unfair trade practice under any law or regulation. The Seller has not received notice from any person or entity claiming that the operation of the Acquired Business (including the development, marketing and license of Seller’s Competency Models, and products, technology or services currently under development) by the Seller infringes or misappropriates the Intellectual Property of any person or entity or constitutes unfair competition or trade practices under any law or regulation, including notice of infringement of third-party patent or other Intellectual Property rights from a potential licensor of such rights, and the Seller is not aware of any basis for any such claim.

(f) Each item of Intellectual Property used in connection with the Acquired Business which has actually been registered is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such registered Intellectual Property have been paid and all necessary documents and certificates in connection with such registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities, for the purposes of maintaining such registered Intellectual Property. Schedule 3.12(f) lists all such registered Intellectual Property and any actions that must be taken by the Seller within ninety (90) days from the Effective Date, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any such registered Intellectual Property.

(g) To the Seller’s knowledge, no person or entity is infringing or misappropriating any Intellectual Property used in connection with the Acquired Business, and, to the Seller’s knowledge, there is no basis therefor.

(h) To the Seller’s knowledge, no Intellectual Property used in connection with the Acquired Business is subject to any order, action or proceeding that restricts, or that is reasonably expected to restrict in any manner, the use, transfer or licensing of any such Intellectual Property by the Seller or that may affect the validity, use or enforceability of such Intellectual Property.

(i) Neither this Agreement nor any transactions to be accomplished pursuant to this Agreement will result in the Seller’s granting any rights or licenses with respect to the Intellectual Property used in connection with the Acquired Business to any person or entity pursuant to any Contract to which the Seller or by which any of the Acquired Assets are bound.

3.13. Seller’s Competency Models. Schedule 3.13 lists all contracts, agreements (both written or oral), or other like arrangements by and between the Seller (and any predecessor thereof) and any third party, the purpose, intent or effect of which restricts or in any way limits the Seller’s rights to use, store, display, manipulate, modify, disclose, assign, license (or sublicense), sell, lease or transfer any of the Competency Models, in whole or in part, created, developed or otherwise used by the Seller in the operation of the Acquired Business. Except as identified on Schedule 3.13, all of the Competency Models may be sold, assigned, transferred or otherwise disclosed to Buyer as contemplated by this Agreement, and Buyer’s rights to have full use and enjoyment of the Competency Models immediately following Closing, which shall include the Buyer’s rights to use, store, display, manipulate, modify, disclose, assign, license (or sublicense), sell, lease or transfer any of the Competency Models, in whole or in part, created, developed or otherwise used by the Seller in the operation of the Acquired Business, shall be free from any such restriction or limitation.

3.14. Equipment. Schedule 3.14 sets forth all machinery, equipment and materials used in the Acquired Business, and all such equipment and material is presently in good working condition.

3.15. Contracts. The Seller has delivered to Buyer a correct and complete copy of each Contract and has provided a complete list of such agreements in Schedule 2.3(b) other than as expressly noted thereon. With respect to each such Contract: (i) the Contract is legal, valid, binding, enforceable, and in full force and effect; (ii) the Contract is assignable in accordance with its terms and no party to such Contract has indicated that the consummation of the transactions contemplated by this Agreement will result in the cancellation of any such Contract, except for any Contracts which if cancelled, whether individually or in the aggregate, would not have a material adverse effect on the Acquired Business or the Acquired Assets; (iii) Seller is not and, to the Seller’s knowledge, no other party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the Contract; (iv) there are no balances outstanding on the Contract and the Seller has not accelerated the collection of receivables or unreasonably deferred accounts payable under such Contracts; (v) no party has repudiated any provision of the Contract; (vi) except as identified on Schedule 2.3(b), no Contract is with a government or governmental agency; and (vii) except as identified on Schedule 2.3(b), the Seller does not have any agreements that provide parties with referral fees, discounts, or profit sharing of any type or description. All costs and obligations associated with the Contracts have been disclosed to Buyer. Neither the Seller nor any of its membership interest holders, directors or officers has been debarred, suspended or excluded from participation in the award of any government Contract nor has any debarment, suspension or exclusion proceeding been initiated against the Seller or any of its membership interest holders, directors or officers, and the Seller is not aware of any basis for any such claim.

3.16. Accounts Receivable. Schedule 2.3(d) sets forth a list of all accounts receivable of the Seller. All such accounts receivable are reflected properly on their respective books and records, and are valid receivables subject to no setoffs or counterclaims.

3.17. Insurance. Schedule 3.17 sets forth the insurance policies that the Seller has in place (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements), which insurance policies are legal, valid, binding, enforceable, and in full force and effect and will continue to be legal, valid, binding, enforceable, and in full force and effect through the Closing Date. The Seller represents that it is not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under any such policy and that no party to any such policy has repudiated any provision thereof.

3.18. Litigation. Except as identified on Schedule 3.18, to the Seller’s knowledge, the Seller is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge, and the Seller is not a party or threatened to be made a party, to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. Furthermore, except as identified on Schedule 3.18, to the Seller’s knowledge, there is no basis for any such claims, charges or orders.

3.19. Labor and Employment. Except as identified on Schedule 3.19, there are no employment agreements, collective bargaining agreements or other labor agreements to which the Seller is a party or by which it is bound. The Seller has provided to Buyer true and complete copies of all agreements identified on Schedule 3.19. Schedule 3.19 also sets forth the name, position and salary of the individuals employed by the Seller, and the names, description of services and last twelve (12) months of payments with respect to any independent contractors and consultants. The Seller is in compliance, and at all times has complied, in all material respects with all applicable laws, rules and regulations relating to the employment of labor and has withheld and paid to the appropriate governmental entities or are holding for payment not yet due to such governmental entities, all amounts required to be withheld from employees of the Seller, and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

3.20. Employee Benefits. Schedule 3.20 lists all bonus, retirement, disability, vacation, severance, incentive, deferred compensation and other similar fringe or employee benefit plans, programs or arrangements, whether written or oral, in each of the foregoing cases which cover, are maintained for the benefit of, or relate to any or all current or former employees, independent contractors and/or consultants of the Seller (all of the foregoing are collectively the “Employee Plans”). The Seller does not have any liability or contingent liability with respect to the Employee Plans other than routine claims for benefits, nor will any of the Seller’s assets be subject to any lien, charge or claim relating to the obligations of the Seller with respect to its employees or the Employee Plans. The Seller has provided to Buyer true and complete copies of all Employee Plans.

3.21. Consents. Schedule 3.21 lists all material consents and notices required to be obtained or given by or on behalf of the Seller in connection with the consummation of the transactions contemplated by this Agreement and the Related Agreements in compliance with all applicable laws, rules, regulations, or orders of any governmental entity, the provisions of any Contract or any Intellectual Property License or agreement.

3.22. Prepayments, Prebilled Invoices and Deposits. Schedule 2.4(c) sets forth all prepayments, prebilled invoices and deposits that have been received by the Seller as of the Effective Date from customers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accounted for on the Financial Information balance sheet of the Seller in accordance with past practices consistently applied. Schedule 2.3(c) sets forth all prepayments, prebilled invoices and deposits that have been made or paid by the Seller as of the Effective Date to vendors or suppliers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accounted for on the Seller’s Financial Statements in accordance with past practices consistently applied.

3.23. Investment Representations.

(a) This Agreement is made with Seller in reliance upon Principal’s representations to Buyer, which by Principal’s execution of this Agreement Principal hereby confirms, that any shares of Buyer Common Stock to be issued to Principal pursuant to this Agreement will be acquired for investment for Principal’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, and that Principal has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Principal further represents that Principal does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Buyer Common Stock.

(b) Principal is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

(c) Principal understands that the Buyer Common Stock will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933 (the “Act”), only in certain limited circumstances. In this connection, Principal represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

(d) It is understood that the certificates, if any, evidencing the Buyer Common Stock may bear the following legend:

“These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the issuer that such registration is not required or unless sold pursuant to Rule 144 of such Act.”

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller as follows:

4.1. Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority, as the case may be, to conduct its business as now conducted and as currently proposed to be conducted and to own, use, license and lease its assets and properties and to acquire and own the Acquired Assets and to consummate the transactions contemplated hereby.

4.2. Authorization of Transaction. The execution and delivery of this Agreement and the Related Agreements to which it is or may become a party and the performance of its obligations hereunder and thereunder has been duly authorized by all necessary corporate actions or proceedings on the part of Buyer and no further acts or proceedings on the part of Buyer are necessary under its Certificate of Incorporation, bylaws, or by law or otherwise to authorize the execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby other than Buyer’s first obtaining the consent of Silicon Valley Bank. This Agreement and the Related Agreements to which Buyer is or may become a party constitute (or will constitute when executed and delivered) the valid and legally binding obligations of Buyer, enforceable in accordance with their respective terms.

4.3. Noncontravention. Neither the execution and the delivery of this Agreement and the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby (including the assignments and assumptions referred to in Article II above), will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter or bylaws or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Article II above).

4.4. Brokers’ Fees. Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4.5. Buyer Common Stock. The shares of the Buyer Common Stock to be issued to the Seller hereunder will be, upon issuance, fully paid, nonassessable and not subject to any restrictions other than restrictions arising under this Agreement and applicable federal and state securities laws.

ARTICLE V

COVENANTS AND CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES

5.1. Certain Changes and Conduct of Business. From and after the Effective Date and until the Closing (or the earlier termination of this Agreement), the Seller shall conduct its operations and the Acquired Business in the ordinary course consistent with past practices. During the period from the Effective Date until the Closing, the Seller shall preserve substantially intact the Acquired Business, use its best efforts to keep available the services of its respective current employees, officers and consultants and preserve its respective current relationships with customers, suppliers and other persons with which the Seller has a significant business relationship with. By way of amplification and not limitation, except in the ordinary course of business or as required or permitted pursuant to the terms hereof, the Seller shall not, without the prior written consent of Buyer in each instance:

(a) Make any material change in the conduct of its business and operations or enter into any transaction other than in the ordinary course of business consistent with past practices.

(b) Make any change in the Seller Organizational Documents, issue any additional membership interests or equity securities or grant any option, warrant or right to acquire any membership interests or equity securities or issue any security convertible into or exchangeable for the membership interests or equity interests in the Seller, alter any term of any of the outstanding securities of the Seller, or make any change in the outstanding membership interests or in the capitalization, whether by reason of a reclassification, recapitalization, split or combination, exchange, purchase, redemption or readjustment of interests or otherwise.

(c) Incur, assume or guarantee any indebtedness for borrowed money;

(d) Destroy, damage or lose any Acquired Assets of the Seller or any part thereof, or make any sale, assignment, transfer, lease, abandonment or other conveyance of any of the Acquired Assets of the Seller or any part thereof, except transactions required pursuant to existing contracts of the Seller.

(e) Subject any of the Acquired Assets, or any part thereof, to any Encumbrance.

(f) Enter into any new (or amend any existing) Employee Plan or any employment, severance or consulting agreement, or grant any increase in the compensation or benefits payable or to become payable to any employees or consultants, except in accordance with pre-existing contractual provisions applicable to such employees or consultants.

(g) Make or commit to make any capital expenditure or series of related capital expenditures.

(h) Sell, transfer, or lease any Acquired Assets, or agree to and/or enter into discussions regarding any (i) sale, transfer, lease and/or disposition the Acquired Business and/or the Acquired Assets; (ii) sale, transfer, lease and/or disposition of the Seller, its business and/or its assets; and/or (iii) merger, recapitalization or change in control of the Seller, other than the transactions contemplated by this Agreement.

(i) Delay payment of payables or accelerate collection of receivables relative to the historical practices regarding the timing of such payments and collections.

(j) Declare or make any distributions or other payments to equity holders of the Seller.

(k) Take any other action that would cause any of the representations and warranties made by the Seller herein not to remain true and correct in all material respects;

(l) Prepare or file any Tax return inconsistent in any material respect with past practice or, on any such Tax return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax returns in prior periods.

(m) Enter into any contract, including but not limited to one that contains a change of control provision, or take any action which would have a negative affect on the consummation of the transactions contemplated by this Agreement.

(n) Terminate any member of senior management and/or any key employee.

(o) Enter into any type of contract, agreement, arrangement or otherwise commit to a transaction with (a) an Affiliate of the Seller, (b) any officer, director, membership interest holder, and/or member of the Seller; and/or (c) any Affiliate of any of the foregoing.

(p) Make any waiver of a valuable right or of a material debt owed to the Seller.

(q) Make any direct or indirect loans to any membership interest holder (or stockholder, as the case may be), employee, officer or director, member of the Seller (including any Affiliate thereof).

(r) Make any material change in any compensation arrangement, severance agreement or any other agreement with any member, employee, officer, director or membership interest holder (including any Affiliate thereof)

(s) Authorize and/or enter into any contract agreement, commitment and/or arrangement of any kind to do any of the foregoing

5.2. Full Access. Representatives of Buyer shall have full access at all reasonable times to all premises, properties, books, records, contracts, tax records and documents of Seller relating to the Acquired Business for the sole purpose of effecting the transactions contemplated herein, including but not limited to complete copies of the Competency Models, and Seller will furnish to Buyer any information in respect of the Acquired Business as Buyer may from time to time request. Such examination and investigation by Buyer, and any discovery of facts resulting therefrom, shall not affect the warranties and representations of Seller and Principal contained in this Agreement.

5.3. No Shop Agreement. From the date hereof until the Closing or the earlier termination of this Agreement, Seller and Principal shall not, and shall cause its members, managers, officers, directors, employees, affiliates, agents and representatives, including but not limited to investment bankers, financial advisors, attorneys or accountants, not to, directly or indirectly, (i) negotiate, authorize, recommend, enter into or propose to enter into, with any person other than Buyer, any transaction involving (directly or indirectly) an issuance, sale or acquisition of any securities or other ownership interests of Seller, a sale or lease of material assets by Seller (other than the standard perpetual and subscription licensing of portions of Competency Models and other products of Seller in the normal course of Seller’s normal business transactions), or any merger, recapitalization, business combination, strategic alliance, joint venture or similar transaction involving Seller (a “Competing Transaction”); (ii) continue to engage in discussions with any third party concerning any Competing Transaction; (iii) encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of a Competing Transaction; or (iv) furnish or cause to be furnished to any person any information in furtherance of a Competing Transaction. If Seller or Principal receives any inquiry, proposal, indication or interest or offer with respect to a Competing Transaction, Seller will promptly notify Buyer and provide the terms thereof to Buyer in writing. For the avoidance of doubt, Seller shall be permitted to enter into commercial agreements and alliances where the Competency Models are licensed directly to an end-user customer or delivered through a third party reseller. Seller will discuss potential agreements and alliances with Buyer in advance of making a commitment.

5.4. Supplemental Disclosure. At the Closing, the Seller shall supplement or amend each of the schedules hereto with respect to any matter hereafter arising which, if existing or occurring at or prior to the Effective Date, would have been required to be set forth or listed in the schedules or which is necessary to complete, correct or update any information in the schedules.

5.5. Reasonable Commercial Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable commercial efforts (other than the payment of money unreimbursed by the other party) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to cause the fulfillment of the conditions to Closing set forth herein and to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

5.6. Hiring of Seller Employees by Buyer. As of the Closing Date, Buyer shall offer employment to all current employees of the Seller, and Seller and Principal shall use their best efforts to, assist Buyer in employing such employees of the Seller as new employees of Buyer, with base salary and employee benefits which in the aggregate are at least substantially comparable to those currently provided to such employees by Seller.

ARTICLE VI

CONDITIONS TO OBLIGATION TO CLOSE

6.1. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) The representations and warranties set forth in Article III above (taken collectively and individually) shall be true and correct in all material respects at and as of the Closing Date.

(b) The Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

(c) No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect adversely the right of Buyer to own the Acquired Assets, or to operate the Acquired Business as conducted or as proposed to be conducted (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

(d) The Seller and Buyer shall have executed and delivered the Bill of Sale, Assumption of Liabilities Agreement attached hereto as Exhibit B and Exhibit C, respectively, and all additional transfer documents required to validly assign the Intellectual Property to Buyer in recordable form.

(e) Buyer shall have entered into an employment arrangement with the Principal on terms and conditions reasonably acceptable to Buyer.

(f) The Seller and the Principal shall have entered into a noncompetition agreement substantially in the form of Exhibits D-1 and D-2 hereto, respectively.

(g) All certificates, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

(h) The Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by the sole manager and member of Seller, to the effect that each of the conditions specified in Sections 6.1(a), (b), (c) and (e) above have been satisfied in all respects.

(i) Buyer has received, or is receiving at the Closing, such other duly executed certificates, instruments and documents in confirmation of the representations and warranties of the Seller or in furtherance of the transactions contemplated by this Agreement and Related Agreements as Buyer may reasonably request.

(j) Between the Effective Date and the Closing Date there shall not have occurred any (i) material adverse change or any event or circumstance that would reasonably be expected to result in a material adverse change in the Acquired Business or Acquired Assets other than events or circumstances related to the general economic condition or related to the announcement of the transactions contemplated hereby; and/or (ii) event set forth in Section 5.1.

6.2. Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) The representations and warranties set forth in Article IV above (taken collectively and individually) shall be true and correct in all material respects as of the Closing Date.

(b) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

(c) No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

(d) All certificates, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

(e) Buyer shall have delivered to the Seller a certificate, dated the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of Buyer, to the effect that each of the conditions specified in Sections 6.2(a) through (c) above have been satisfied in all respects.

(f) Buyer shall have entered into an employment arrangement with the Principal on terms and conditions reasonably acceptable to Principal.

ARTICLE VII

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing.

7.1. Further Assurances. In case at any time after the Closing any further action is necessary or desirable to effectively transfer and assign to, and vest in, Buyer each of the Acquired Assets, the Seller and the Principal will take such further actions without further consideration (including the execution and delivery of such further instruments and documents) as Buyer reasonably may request.

7.2. Non-Competition. For a period of three (3) years dating from the Effective Date, the Seller and the Principal agree not to, directly or indirectly, engage in, own an interest in, contract to provide services for, manage or operate a business that is competitive to the Acquired Business as currently conducted or as proposed to be conducted.

7.3. Confidentiality. The Seller and the Principal each agree not to disclose, use or copy any confidential information of Buyer, including confidential information being transferred to Buyer pursuant to this Agreement, except as Buyer may authorize or direct, and except as to information which the disclosing Seller or Principal can establish: (a) was, on the date of this Agreement, generally known to the public; or (b) became generally known to the public after the date of this Agreement other than as a result of the act or omission of the Seller or its employees, consultants or agents.

7.4. Allocation of Purchase Price for Tax Purposes. The Parties shall allocate the Purchase Price and the Assumed Liabilities among the Acquired Assets in accordance with Schedule 7.4. Such allocation shall be used by the parties in satisfying any and all reporting requirements of the Internal Revenue Service and any other state or local taxing authority. No party hereto shall take a position on any tax return that is in any way inconsistent with such allocation.

7.5. Employee Matters. The Seller shall remain responsible for any liabilities or obligations to its employees and consultants for all periods prior to the Closing Date, including but not limited to accrued vacation, benefits, wages, commissions and bonuses.

7.6. Discontinuing Use of Company Names. Immediately upon the Closing, the Seller agrees to cease using and transacting any and all business in connection with or under the Company Names, and all other similar company or business names (which shall include, but not be limited to, any company or business name that incorporates “ITG”, either alone or as an acronym, in its title). Within one (1) business day following the Closing, the Seller shall (i) file the necessary forms and paperwork with the appropriate governmental authorities to effect such change of business or entity names and (ii) provide the Buyer with evidence of same.

7.7. Termination of Certain Commercial Agreements between the Parties. Immediately upon the Closing, the Parties agree that the following agreements shall be terminated and of no further force or effect: (i) Reseller Agreement by and between Seller and Buyer dated May 31, 2007; and (ii) Independent Contractor Agreement by and between Seller and Buyer dated June 12, 2007.

7.8. Conduct of Acquired Business During the Earn Out Period.

(a) From Closing through the end of the Earn Out Period, subject to the supervision and authority of the Buyer’s Board of Directors, the day-to-day management of the Acquired Business shall be conducted by the Principal in accordance with the budget and business plan approved by the Buyer; provided, however, that the Principal shall at all times be subject to the Buyer’s policies and procedures relating to pricing, payment and contractual terms, corporate governance, internal financial and disclosure controls, internal audit policies, documentation of contracts, compensation and benefits and regulatory and legal compliance. Principal shall report to the Buyer’s Chief Executive Officer, as well as, with respect to the Chief Financial Officer and General Counsel, to such officer’s functional head in the Buyer’s organization.

(b) From Closing through the end of the Earn Out Period, the Buyer shall provide, or cause to be provided, to the Acquired Business cash and human resources in an amount and at a level intended to be reasonably sufficient to meet the external cash needs and operational objectives of the Acquired Business as contemplated by budgets approved by the Buyer.

(c) From Closing through the end of the Earn Out Period, the Buyer covenants that it shall not, and that it shall cause all of its Affiliates not to, conduct any business or provide any good or service that directly or indirectly competes with the Acquired Business, provided that Seller and Principal understand that Buyer intends to create one or more new products which incorporate some or all of the Seller Products. Seller and Principal agree that such new products shall not be deemed to compete with the Acquired Business, provided that any such new products are marketed and sold by the Buyer on terms and conditions reflective of the terms and conditions by which the Seller Products are otherwise marketed and sold.

(d) Each party hereto agrees that, from Closing until the end of the Earn Out Period, it shall, with respect to all matters related to this Agreement, act in good faith and in the spirit of fair dealing such that the intent of this Agreement is carried out to the fullest extent practicable.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; SET-OFF

8.1. Survival of Representations and Warranties. Except for the representations and warranties set forth in Sections 3.2, 3.3, 3.4, 3.6, 3.10, 3.12 and 3.13 (which shall survive the Closing and continue until the applicable statute of limitations has expired), all of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and continue until the first anniversary of the Closing (the “Expiration Date”).

8.2. Indemnification by Seller and Principal. The Seller and the Principal (each, a Seller “Indemnifying Party” and collectively, the “Seller Indemnifying Parties”) shall jointly and severally indemnify and hold Buyer and its affiliates, and their respective officers, directors, managers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, losses, damages and expenses (including, without limitation, reasonable attorneys’ fees and costs of defense related thereto) (collectively, “Losses”) arising from or related to (a) any breach or inaccuracy of any representation or warranty made by a Seller Indemnifying Party in this Agreement or in any Related Agreement or other instrument delivered by a Seller Indemnifying Party pursuant to this Agreement, (b) any breach or nonperformance of any covenant or agreement made by a Seller Indemnifying Party in this Agreement in any Related Agreement or other instrument delivered by a Seller Indemnifying Party pursuant to this Agreement, (c) any breach of contract or other claims made by a third party alleging to have had a contractual or other right to acquire the Acquired Business or any of the Acquired Assets, and (d) any liability or obligation of a Seller Indemnifying Party of any nature whatsoever, including but not limited to a Seller Indemnifying Party’s failure to perform or discharge any its respective liabilities or obligations, except the Assumed Liabilities.

8.3. Indemnification by Buyer. Buyer will indemnify and hold harmless Seller and Principal and their respective affiliates, officers, directors, managers, employees, agents and representatives, harmless from and against any Losses arising from or in connection with arising from or related to (a) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement or in any Related Agreement or other instrument delivered by Buyer pursuant to this Agreement, (b) any breach or nonperformance of any covenant or agreement made by Buyer in this Agreement in any Related Agreement or other instrument delivered by Buyer pursuant to this Agreement, and (c) Buyer’s failure to perform or discharge the Assumed Liabilities.

8.4. Indemnification Procedures.

(a) Procedures for Claims. In the event that any legal proceeding shall be threatened or instituted, or any claim or demand shall be asserted, by any person in respect of which payment may be sought by an indemnified Party under the provisions of this Article VIII (a “General Claim”), the indemnified Party shall promptly cause written notice of the assertion of such General Claim of which it has knowledge to be delivered to the indemnifying Parties; provided, however, that any delay or failure to so notify the indemnifying Parties of a General Claim shall only relieve the indemnifying Parties of their obligations under this Article VIII to the extent, if at all, the indemnifying Parties are actually and materially prejudiced by reason of such delay or failure. Any notice of a General Claim by reason of any breach by any indemnifying Parties of the representations, warranties, covenants or agreements contained in this Agreement shall state specifically the representation, warranty, covenant or agreement with respect to which such General Claim is made, the facts giving rise to an alleged basis for such General Claim, and the amount of the liability, if known, asserted against the indemnified Party by reason of such General Claim.

(b) Limitations on Amount. No indemnification shall be payable to Buyer pursuant to Section 8.2(a) or (b) or to Seller or Principal pursuant to Section 8.3(a) or (b), as the case may be, until the total of all claims for indemnification pursuant to such clauses exceeds, in the aggregate, Twenty-five Thousand Dollars ($25,000), whereupon the full amount of any such claims commencing with the first dollar shall be recoverable in accordance with the terms hereof. In no event other than fraud or intentional misrepresentation shall the Seller Indemnifying Parties’ aggregate indemnification obligations under Section 8.2(a) or (b) or Buyer’s aggregate indemnification obligations under Section 8.3(a) or (b) exceed One Million Four Hundred Thousand Dollars ($1,400,000). Notwithstanding the foregoing, (i) the aforementioned limitations with respect to the Seller Indemnifying Parties’ indemnification obligations hereunder shall not apply to claims or damages arising out of or related to the representations and warranties set forth in Sections 3.2, 3.5, 3.6, 3.10, 3.12, and 3.13 above (taken collectively and individually) not being and continuing to remain true and correct in all material respects at and as of the Closing Date through the Expiration Date and (ii) the aforementioned limitations with respect to Buyer’s indemnification obligations hereunder shall not apply with respect to Buyer’s obligations with respect to payment of the Additional Cash Consideration, the Contingent Consideration or the Earnout Consideration.

(c) Third Party Claims.

(i) With respect to any General Claim in connection with a claim made by a third party in a judicial, administrative or arbitration suit or proceeding, the indemnifying Parties shall have the right, at their own expense, to assume the defense thereof, to be represented by counsel of their choice (provided that such counsel shall be reasonably acceptable to the indemnified Party), and to defend against, negotiate, settle or otherwise deal with such claim, demand or action; provided, however, that the indemnified Party may participate in any such action with counsel of its own choice and at its own expense. To the extent an indemnifying Party elects not to defend any such claim, demand or action, and the indemnified Party defends against or otherwise deals with such claim, demand or action, the indemnified Party may retain counsel, at the expense of the indemnifying Party(ies), and control the defense of such claim, demand or action. The Parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such claim, demand or action.

(ii) Neither the indemnifying Parties nor the indemnified Party may settle any such claim, demand or action without the consent of the other party, which consent shall not be unreasonably withheld.

(iii) After any final judgment or award shall have been rendered by a court, arbitration board or governmental agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated pursuant to the terms hereof, or the indemnified Party and the indemnifying Parties shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the indemnifying Parties hereunder, the indemnified Party shall forward to the indemnifying Parties notice of any sums due and owing by it with respect to such matter and the indemnifying Parties shall pay all of the sums so owing to the indemnified Party, by wire transfer or by certified or bank cashier’s check, within ten (10) days after the date of such notice.

8.5. Set-off Rights. Buyer shall be entitled to set off any amounts owing by the Seller Indemnifying Parties to the Buyer pursuant to this Article VIII or otherwise, against any amounts owed to the Seller by the Buyer. If it is determined by a court of competent jurisdiction, after all appeals have been exhausted by the Buyer or after the expiration of all applicable appeal periods, that the Buyer was not, in any particular circumstance, entitled to invoke the set-off rights contained herein, the Buyer shall pay, on demand, the reasonable attorney’s fees and expenses incurred by the Seller, or any of them, in connection with such determination.

ARTICLE IX

MISCELLANEOUS

9.1. Termination.

(a) This Agreement and the transactions contemplated hereby may be terminated by Buyer if (i) the Seller or Principal fail to comply in any material respect with any of their respective covenants, obligations or agreements contained and/or referred to herein, (ii) any of the representations and warranties of the Seller is breached and/or or is inaccurate and/or untrue in any material way, or (iii) any action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (1) prevent consummation of any of the transactions contemplated by this Agreement, (2) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (3) affect adversely the right of Buyer to own the Acquired Assets, or to operate the Acquired Business as conducted or as proposed to be conducted (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

(b) This Agreement and the transactions contemplated hereby may be terminated by the Principal if (i) Buyer fails to comply in any material respect with any of its covenants or agreements contained herein, or (ii) any of the representations and warranties of Buyer is breached or is inaccurate in any material way.

(c) In the event the Buyer terminates this Agreement pursuant to Section 9.1(a), the Deposit shall promptly, but in no event more than three (3) business days after any such termination, be refunded to the Buyer. In the event the Buyer terminates this Agreement for any reason other than pursuant to Section 9.1(a), or the Principal terminates this Agreement pursuant to Section 9.1(b), the Deposit shall be retained in full by the Seller and the Principal.

(d) Notwithstanding the foregoing, a party may not terminate this Agreement if the event giving rise to the termination right results from the willful failure of such party to perform or observe any of the covenants or agreements set forth herein to be performed or observed by such party or if such party is, at such time, in material breach of this Agreement.

(e) In the event of termination of this Agreement pursuant to Section 9.1, written notice shall be given forthwith by the terminating party to the other parties, and this Agreement will terminate and the transactions contemplated hereby will be abandoned, without further action by any party.

(f) Notwithstanding anything to the contrary herein, in the event of the breach of any covenant, agreement or obligation of either party (a “Breaching Party”) contained in this Agreement, the Schedules attached hereto, the Related Agreements and/or any certificate delivered by the Breaching Party pursuant to this Agreement, the non-Breaching Party will be entitled to obtain injunctive relief to prevent such breach and to specific performance as well as all monetary and other damages allowed under this Agreement. The non-Breaching Party will not be required to post any bond or undertaking to obtain any such relief. The foregoing rights shall be in addition to any other rights exercisable under this Agreement and not in limitation thereof.

9.2. No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any third party other than the Parties and their respective successors and permitted assigns.

9.3. Joint and Several Liability of the Seller and the Principal. The Parties understand and agree that the Seller and the Principal shall be jointly and severally liable for the Liabilities of the other arising from or related to the Seller’s and Principal’s compliance with and performance of the terms of this Agreement, which shall include, without limitation, the failure of Seller or Principal to perform or discharge any their respective liabilities or obligations hereunder.

9.4. Entire Agreement. This Agreement and the Related Agreements constitute the entire agreement between the Parties and supersede any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they are related in any way to the subject matter hereof. This Agreement supersedes and replaces in their entirety all prior agreements between the Buyer and Seller relating to the subject matter hereof.

9.5. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Buyer shall, in connection with a merger or acquisition of all or substantially all of Buyer’ assets or ownership interests, assign this Agreement to the successor entity or individual, which assignment shall expressly provide that the assignee affirmatively agrees to assume the Buyer’s obligations hereunder with respect to any payments that may be due or may become due to the Seller pursuant to Sections 2.1(d), 2.1(e), 2.1(f) and 8.3.

9.6. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given upon personal delivery or three (3) calendar days after being mailed by certified or registered mail, postage prepaid, return receipt requested, or one (1) business day after being sent via a nationally recognized overnight courier service if overnight courier service is requested from such service or upon receipt of electronic or other confirmation of transmission if sent via facsimile, to the parties, their successors in interest or their assignees at the following addresses and telephone numbers, or at such other addresses or telephone numbers as the parties may designate by written notice in accordance with this Section 9.6:

If to Buyer:	Salary.com, Inc.
195 West Street
Waltham, MA 02451
Attention: Chief Executive Officer

With a copy to:	Salary.com, Inc.
195 West Street
Waltham, MA 02451
Attention: General Counsel

If to Seller or Principal:	ITG Competency Group, LLC
212 Carnegie Center, Suite 206
Princeton, NJ 08540
Attention: Douglas W. Crisman

With a copy to:	Pepper Hamilton LLP
301 Carnegie Center, Suite 400
Princeton, NJ 08543
Attention: Michael P. Weiner, Esq.

9.7. Publicity. Prior to the Closing Date, no Party may, nor may it permit its Affiliates, to issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Buyer and the Seller.

9.8. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Massachusetts without regard to conflicts of laws principles.

9.9. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer, Seller and the Principal. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.11. Expenses. Buyer, Seller and the Principal shall each bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.12. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement and the Schedules hereto are incorporated herein by reference and made a part hereof.

9.13. Execution by Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Agreement.

9.14. Dispute Resolution.

(a) At the request of any Party, any dispute arising under this Agreement that relates to the timing, calculation or payment of consideration due to Seller pursuant to Sections 2.1(d), (e) or (f) which cannot be resolved by the Parties despite their best efforts, shall be submitted for resolution to an independent public accounting firm that is mutually acceptable to the Parties. Within thirty (30) days after submission of the dispute, such accounting firm shall render its decision, in accordance with this Agreement. Any decision of the accounting firm shall be binding and conclusive on the Parties and may be enforced in any court of competent jurisdiction. The fees and expenses of the accounting firm shall be shared equally by Buyer and Seller or Principal, as the case may be.

(b) All other disputes shall be resolved by a court of competent jurisdiction unless an alternative dispute resolution mechanism has been mutually agreed to by the Parties.

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Exhibit 2.1

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

SALARY.COM, INC.

By:	/s/ G. Kent Plunkett
Name:	G. Kent Plunkett
Title:	President and Chief Executive Officer

By:	/s/ Kenneth S. Goldman
Name:	Kenneth S. Goldman
Title:	Senior Vice President and Chief Financial Officer

ITG COMPETENCY GROUP, LLC

By:	/s/ Douglas W. Crisman
Name:	Douglas W. Crisman
Title:	President

/s/ Douglas W. Crisman
Douglas W. Crisman